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KENTON.KING@SKADDEN.COM

May 13, 2013

Ms. Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	Tessera Technologies, Inc.
DEFA14A filed May 3, 2013
File No. 0-50460

Dear Ms. Chalk:

On behalf of our client, Tessera Technologies, Inc. (the “Company”), this letter sets forth the Company’s response to the letter dated May 10, 2013, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the filing of the Company’s DEFA14A on May 3, 2013, the Staff’s comment letter dated May 7, 2013, the Company’s response letter dated May 8, 2013 and the subsequent telephone conversations between Skadden, Arps, Slate, Meagher & Flom LLP and the Staff.

As we have discussed on our calls and as set forth in our prior response letter, the Company respectfully submits that the form of Company’s supplemental proxy card complies with the letter, spirit and policies underlying Rule 14a-4(d)(1) of Regulation 14A. As we have noted previously, this is a unique circumstance in which each of Starboard and the Company is running only a six-person slate for an eight-member board. This is perfectly appropriate as a matter of state law. The core question, it seems to us, from the standpoint of empowering stockholders to freely select an eight-member board that reflects stockholder wishes, is how to provide stockholders with the ability to do that when the proxy cards that both the Company

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 13, 2013

and Starboard are using provide only six named nominees. We believe allowing the Company’s stockholders to write in individual names in the place provided in the proxy card accomplishes that in a manner that is consistent with Rule 14a-4(d)(1) and state law. We note very briefly the following:

•	The Company is not seeking authority to vote for any individual in the election other than the six Company nominees.

•	The Company does not make any recommendation as to who the stockholders should write in on the Company’s proxy card, if anyone.

•	The proxy card merely provides a space to write in the names of individuals should a stockholder desire to do so, but does not suggest or require the stockholders to do so.

•	The proxy card does not name any particular person or persons to choose from and does not limit whom a stockholder might write in on the space provided.

•

Each of the Starboard nominees has consented to serve on the board of directors of the Company if elected in order be named as nominees in the Starboard proxy statement and pursuant to the Company’s advance notice bylaws, Starboard has represented to the Company that the Starboard nominees have so consented.

•

To the extent that a Company stockholder desires to consider a Starboard nominee for election to the board, Starboard has put out ample disclosure about them—presumably what the requirement for a nominee to be named in a proxy statement in order to be a “bona fide” nominee is designed to address.

Further, as we discussed, the voter instruction form used by Broadridge was not approved by the Company or the Company’s counsel and Broadridge is not an agent of the Company. We understand from our proxy solicitor that the Staff “instructed” Broadridge not to use the voter instruction form that the Staff previously reviewed and that Broadridge has disabled electronic voting on their system for the form of voter instruction form that the Staff objected to, thereby disenfranchising the Company’s stockholders. In our view, this leaves Broadridge with no way to easily facilitate the desire of a stockholder to exercise its state law right to vote for all eight seats that are up for election in this meeting, effectively putting stockholders in position where they can vote for only six nominees through the electronic system. This decision by Broadridge puts “street name” holders at a disadvantage to record

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 13, 2013

holders of the Company’s shares who will be able to exercise their full voting rights on the Company’s proxy card. The Company is reviewing, with its proxy solicitor, what can be done to enfranchise to stockholder choice in these circumstances.

In response to the Staff’s concerns about potential stockholder confusion that may result from this situation, the Company intends to include the following disclosure in its next letter to its stockholders:

“IMPORTANT. PLEASE READ THE FOLLOWING DISCLOSURE REGARDING YOUR VOTE!

As previously announced, our board of directors amended the Company’s bylaws to fix the size of the board of directors at eight directors. In addition to this expansion, the Company also announced its intention to run a slate of only six nominees for the eight available seats on the board of directors at the 2013 annual meeting of stockholders, effectively assuring that Starboard will obtain representation of at least two of its nominees to the Company’s board of directors. Furthermore, on April 29, 2013 the Company offered to provide a waiver of the deadline for advance notice of stockholder nominees provisions in its bylaws to Starboard, to permit Starboard to provide notice of an additional two nominees should Starboard determine to run a full eight-person slate of nominees. The Company stated that the waiver required that Starboard provide such notice of its additional nominees by May 9, 2013. In a letter from counsel for Starboard dated May 2, 2013, counsel for Starboard stated that Starboard will not be nominating any additional directors “at this time.” On May 10, 2013, the waiver of the advance notice of stockholder nominees provisions of the Company’s bylaws to Starboard expired without the receipt of a notice from Starboard. Although the Company offered to provide Starboard a waiver of the advance notice provisions in its bylaws in order to permit Starboard to run a full eight-person slate of nominees, Starboard’s decision not to avail itself of such waiver has the effect of assuring that two of the Company’s nominees will be elected, as Starboard is only running a six-person slate for an eight-member board.

Stockholders should be aware that the Company’s advance notice of stockholder nominees provision has expired for all stockholders. If a stockholder wishes to nominate another nominee for director and solicit proxies on their behalf, please send such inquiry to our Secretary at our principal executive offices at the address set forth above and the Company’s board of directors will consider such request. Absent a waiver from the Company’s board of directors, the Company will not count any write-in votes on the Gold proxy card for any individual that has not been nominated in accordance with the advance notice provisions of the Company’s bylaws.”

Ms. Christina Chalk

U.S. Securities and Exchange Commission

May 13, 2013

We appreciate the time and attention you have given to these matters. As I mentioned in our call on Friday afternoon, we would like to continue to work with you to arrive at a sensible approach to this unique situation that is consistent with the proxy rules. We certainly understand the Staff’s point of view on these issues. To that end, we would welcome the opportunity to engage in further discussions with the Staff. Please direct any further questions regarding this response letter to the undersigned by phone at (650) 470-4530 or via e-mail at Kenton.King@skadden.com.

Sincerely,

/s/ Kenton J. King

Kenton J. King

cc:	Bernard Cassidy, Esq.

Tessera Technologies, Inc.

Charles Pasfield

Broadridge Financial Solutions